Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

December 11, 2012

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding an Early Commitment from Accredited Investors to Purchase Company Debentures

1.	The Company is pleased to report that it is considering a public issuance of its existing Series K debentures in Israel. The Series K debentures are non-convertible and are unsecured, carry a coupon rate of 5.35%, linked to the Israeli CPI, and have a duration of 7.8 years.

The Company received early commitments from certain accredited investors to purchase 883,003 units of Series K debentures in our upcoming offering for a total amount of NIS 1 Billion (approximately USD $263 Million). The final bids from the accredited investors closed at NIS 1,132.5 per unit.

2.	It should be noted, that there is no certainty that the said issuance will be completed as it is subject to certain approvals required under Israeli law.

3.	The Series K debentures, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

4.	This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $19.8 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.6 million square meters.

Kind regards,

Gazit-Globe Ltd.